FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Court Ruling on Lawsuit (The resolution of general meeting confirmed not existed)

2.	Court Ruling on Lawsuit (Permit application of extraordinary shareholders meeting)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	June 17, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Item 1.

Court Ruling on Lawsuit

1. Type of Lawsuit	2008비합 29 Permit application of extraordinary shareholders' meeting
2. Plaintiff · Applicant	- 1person beside Liveplex Co.,Ltd
3. Details of the Ruling	1. Discontinuance of this lawsuit application.
4. Reasons for the Ruling	-
5. Competent Court	Seoul Central District Court
6. Ruling Date	06/10/2008
7. Date Confirmed	06/16/2008

8. Others

Ruling Date is the same date as Discontinuance of the application was registered in the court

Item 2.

Court Ruling on Lawsuit

1. Type of Lawsuit	2008가합 34786 The resolution of general meeting confirmed not existed
2. Plaintiff · Applicant	- Liveplex Co.,Ltd
3. Details of the Ruling	1. Discontinuance of this lawsuit
4. Reasons for the Ruling	-
5. Competent Court	Seoul Central District Court
6. Ruling Date	06/10/2008
7. Date Confirmed	06/16/2008

8. Others

Ruling Date is the same date as Discontinuance of the application was registered in the court